Filed Pursuant to Rule 424(b)(3)
File Number 333-127838

PROSPECTUS SUPPLEMENT NO. 3

Prospectus Supplement dated November 18, 2005
to Prospectus declared
effective on September 15, 2005
(Registration No. 333-127838)
as supplemented by that Prospectus Supplement No. 1 dated October 3, 2005 and that Prospectus Supplement No. 2 dated November 9, 2005.

MSO HOLDINGS, INC.

This Prospectus Supplement No. 3 supplements our Prospectus dated September 15, 2005, the Prospectus Supplement No. 1 dated October 3, 2005 and the Prospectus Supplement No. 2 dated November 9, 2005.

The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 3 together with the Prospectus and each prior Prospectus Supplement referenced above.

This Prospectus Supplement includes the attached Current Report on Form 8-K of MSO Holdings, Inc. filed on November 18, 2005 with the Securities and Exchange Commission Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “MSOD.OB.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is November 18, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 14, 2005

MSO Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	2-98395-NY	74-3134651
State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

2333 Waukegan Road, Suite 175, Bannockburn, Illinois	60015
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (847) 267-0801

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[_] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

        On November 14, 2005, the registrant entered into an Agreement and Plan of Merger (the “MSO Merger Agreement”) with Red River Mountain, Ltd., a Texas limited partnership (the “Merger Sub”) and Resources for Living, Ltd., a Texas limited partnership (the “Partnership”). The MSO Merger Agreement provides for the merger of Merger Sub, a wholly owned subsidiary of the registrant, with the Partnership (the “MSO Merger”). As a result of the MSO Merger, the Partnership will become a wholly-owned subsidiary of the registrant (the “Surviving Partnership”). In consideration for all of the outstanding general partnership and limited partnership interests held by partners of the Partnership (the “Partners”), the registrant has agreed to pay the Partners an aggregate purchase price of fifteen million dollars ($15,000,000) in cash (the “Purchase Price”), plus a portion of the cash reflected on the balance sheet of the Partnership as of the end of the month preceding the month in which the closing occurs (the “Cash Distribution”). In addition, the registrant has agreed to allow the Partners to purchase shares of the registrant’s common stock at a price per share equal to the price per share paid by the investors in a subsequent equity offering by the registrant (the “Equity Offering”) up to an aggregate amount equal to the Cash Distribution paid to the Partners.

        In addition, each of Paul Faulkner, Von Faulkner and Dorsi Faulkner will enter into non-competition agreements (the “Non-Competition Agreements”) in favor of the registrant as of the date of the closing of the MSO Merger (the “Closing”).

        The MSO Merger Agreement provides that effective as of the Closing, Red River Mountain Holdings, LLC, a wholly owned subsidiary of the registrant, will become the general partner of the Surviving Partnership and that the Partnership’s current Board of Directors will resign and the existing Board of Directors of the registrant will be appointed to fill the vacancies left by virtue of such resignations.

        Pursuant to the MSO Merger Agreement, neither the Partners nor the Partnership, nor any of its respective officers, directors, employees, agents, affiliates, accountants, counsel, investment bankers, financial advisors or other representatives shall, (i) directly or indirectly, initiate, solicit or encourage, or take any action to facilitate the making of, any alternative acquisition proposal, (ii) enter into any agreement or take any other action that by its terms could reasonably be expected to adversely affect the ability of the parties to consummate the MSO Merger, or (iii) directly or indirectly engage or otherwise participate in any discussions or negotiations with, or provide any information or data to, or afford any access to the properties, books or records of the Partnership, or otherwise assist, facilitate or encourage, any person (other than the registrant or any affiliate or associate thereof) relating to any acquisition proposal.

        The Closing is subject to certain conditions, including, without limitation, the following:

• the representations and warranties of each of the parties shall be true and correct as of the Closing;

• the parties shall have performed each of their respective covenants and agreements under the MSO Merger Agreement prior to the Closing;

• the parties shall have delivered to each other a certificate, dated the date of the Closing and signed by an officer, evidencing compliance with the two (2) conditions above;

• the registrant shall have completed its Equity Financing in an amount of not less than fifteen million dollars ($15,0000,000), the proceeds of which are intended to fund the Purchase Price;

• the Partnership shall have at least one million dollars ($1,000,000) in cash and cash equivalents for use by the Surviving Partnership after the Closing;

• the Partnership shall have made the distributions contemplated by Schedule 5.1 of the MSO Merger Agreement;

• the registrant shall have received certain opinions from the Partnership’s legal counsel with respect to due organization of the Partnership, authorization of the Partnership and compliance with restrictions to which the Partnership is subject;

• the registrant shall have received each of the executed Non-Competition Agreements;

• the registrant shall have provided to the Partners the Purchase Price and, if any, the common stock pursuant to the Section 2.3 of the MSO Merger Agreement; and

• there shall not have occurred after the date hereof any event or events that, individually or in the aggregate, constitute any change, effect, event or occurrence that is materially adverse to the financial condition, assets, properties, business or operations of the Partnership.

In addition, the MSO Merger Agreement may be terminated:

• by the mutual written consent of the parties to the MSO Merger Agreement;

• by either the Partnership or the registrant, if the Closing has not taken place prior to December 31, 2005; provided, however, that the right to terminate shall not be available if the party seeking to terminate is responsible for the delay;

• by either the Partnership or the registrant if any court of competent jurisdiction has issued an order, judgment or decree restraining or enjoining the MSO Merger;

• by the Partnership if the registrant or Merger Sub has defaulted in its obligations under the MSO Merger Agreement; or

• by the registrant if the Partnership breaches any representation, warranty, covenant or agreement in the MSO Merger Agreement and the breach is not cured on or before thirty (30) business days following delivery of written notice of such breach; provided, however, that the right to terminate shall not be available to the registrant if either the registrant or Merger Sub is also in breach of any representation, warranty, covenant or agreement in the MSO Merger Agreement at such time.

        All costs and expenses incurred in connection with the MSO Merger Agreement shall be paid by the party incurring such costs and expenses, whether or not the MSO Merger is consummated. The Partners may pay any and all costs and expenses incurred by the Partnership and the Partners in connection with the MSO Merger Agreement from the Cash Distribution otherwise distributable to the Partners at the Closing. Notwithstanding the foregoing, in the event that the registrant terminates the MSO Merger Agreement pursuant to a breach of Section 5.1 or 5.9 of the MSO Merger Agreement by the Partnership, then the Partnership shall be responsible for all out of pocket costs and expense (including reasonable attorneys’ fees) incurred by the registrant in connection with the MSO Merger.

        Further, pursuant to the MSO Merger Agreement, Paul Faulkner shall defend and hold harmless the Surviving Partnership, Parent, and the Partnership, and their respective officers, directors, employees, agents, subsidiaries, shareholders and attorneys (all such persons and entities being collectively referred to as the “Purchaser Group” and individually as an “Indemnified Party”) from, against, for and in respect of fifty-one percent (51%) of any Losses (as defined below) to the extent caused by or arising out of any inaccuracy in or breach of any of the representations, warranties or covenants made by the Partnership in the MSO Merger Agreement. Subject to the terms and conditions contained herein, Von Faulkner and Dorsi Faulkner shall, jointly and severally, indemnify, defend and hold harmless the Purchaser Group from, against, for and in respect of forty-nine percent (49%) of any Losses (as defined below) to the extent caused by or arising out of any inaccuracy in or breach of any of the representations, warranties or covenants made by the Partnership in the MSO Merger Agreement. (Paul Faulkner, Von Faulkner and Dorsi Faulkner are herein referred to as the “Indemnifying Parties”). Notwithstanding the foregoing sentence, the registrant shall not take any action to collect an indemnity claim from the Indemnifying Parties until the total amount of all Losses exceeds one hundred and fifty thousand dollars ($150,000), at which time the registrant shall be entitled to exercise its rights pursuant to the foregoing sentence with respect to all Losses, including the initial one hundred and fifty thousand dollars ($150,000) of Losses. In this paragraph, the term “Losses” shall refer to uninsured damages (excluding consequential, indirect and special damages), claim, demand, settlement, judgment, award, fine, penalty, Tax, costs (including costs of investigation) and expenses (including legal fees and expenses, whether relating to a third-party claim, an action by an Indemnified Party to enforce its rights under the MSO Merger Agreement or any other action, proceeding or claim), injury, lost profits, liability (contingent or otherwise) that any member of the Purchaser Group may sustain or incur.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSO Holdings, Inc.
By: /s/ Albert Henry
Albert Henry
Chief Executive Officer

Dated: November 18, 2005